FIRST LOOK STUDIOS, INC.
8000 Sunset Boulevard
Los Angeles, CA 90046

September 18, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Look Studios, Inc. Registration Statement on Form S-1 Registration No. 333-136619 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, application is hereby made by First Look Studios, Inc. (the “Company”), to withdraw the above-referenced Registration Statement which has been filed with the Securities and Exchange Commission (the “Commission”) by the Company on behalf of certain holders of the Company’s common stock on August 14, 2006.

The selling stockholders holding a majority of the common stock to be registered have determined that, in view of current market conditions, it is inadvisable to proceed with the registration and sale of the common stock at this time. In addition, no shares of common stock have been offered or sold pursuant to the Registration Statement.

The Company requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of said Rule 477.

Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

If you have any questions regarding this application, please contact the Company’s legal counsel, Schuyler M. Moore, Esq. or Martin H. Neidell, Esq. of Stroock & Stroock & Lavan LLP respectively at (310) 556-5959 or (212) 806-5836.

Very truly yours,

FIRST LOOK STUDIOS, INC.

By:            /s/ Henry Winterstern
       Name: Henry Winterstern
       Title: Chief Executive Officer

cc:  Schuyler M. Moore, Esq.
       Martin H. Neidell, Esq.
       Richard Shore, Esq.